SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                SCHEDULE 13D/A

                         INFORMATION TO BE INCLUDED IN
                STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
              AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
                               (Amendment No. 2)

                             AMPHENOL CORPORATION
------------------------------------------------------------------------------

                               (Name of Issuer)

               Class A Common Stock, par value $0.001 per share
------------------------------------------------------------------------------

                        (Title of Class of Securities)

                                  032095 10 1
------------------------------------------------------------------------------

                                (CUSIP Number)

NXS I, L.L.C., KKR 1996 FUND L.P., KKR ASSOCIATES (1996) L.P., KKR 1996 GP LLC,
  KKR PARTNERS II, L.P., KKR ASSOCIATES (STRATA) L.P., NXS ASSOCIATES L.P.,
            KKR ASSOCIATES (NXS) L.P., STRATA LLC, KKR-NXS L.L.C.
                   C/O KOHLBERG KRAVIS ROBERTS & CO., L.P.
                 9 WEST 57TH STREET, NEW YORK, NEW YORK 10019
                                (212) 750-8300
------------------------------------------------------------------------------

                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 MAY 17, 2000
------------------------------------------------------------------------------

            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [_].

CUSIP No. 032095 10 1                                     Page 2 of 17 Pages


________________________________________________________________________________
1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

         NXS I, L.L.C.

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY:



________________________________________________________________________________
4    SOURCE OF FUNDS:

         AF, OO (See Item 3)

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION:

         Delaware

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF              0 (See Item 5)

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                         0
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING              0 (See Item 5)

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                         0

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

         0 (See Item 5)

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

         0% (See Item 5)

________________________________________________________________________________
14   TYPE OF REPORTING PERSON:

         OO

________________________________________________________________________________

CUSIP No. 032095 10 1                                     Page 3 of 17 Pages


________________________________________________________________________________
1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):


         NXS ASSOCIATES L.P.
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY:



________________________________________________________________________________
4    SOURCE OF FUNDS:


         OO (See Item 3)
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION:


         Delaware
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                     4,416,181 (See Item 5)
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY           0
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    4,416,181 (See Item 5)
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    0
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:


         4,416,181 (See Item 5)
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):


        10.62% (See Item 5)
________________________________________________________________________________
14   TYPE OF REPORTING PERSON:


        PN
________________________________________________________________________________

CUSIP No. 032095 10 1                                     Page 4 of 17 Pages


________________________________________________________________________________
1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):


        KKR ASSOCIATES (NXS) L.P.
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY:



________________________________________________________________________________
4    SOURCE OF FUNDS:


        OO (See Item 3)
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION:


        Delaware
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                       4,416,181 (See Item 5)
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY             0
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                       4,416,181 (See Item 5)
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                       0
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:


         4,416,181 (See Item 5)
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):


        10.62% (See Item 5)
________________________________________________________________________________
14   TYPE OF REPORTING PERSON:


        PN
________________________________________________________________________________

CUSIP No. 032095 10 1                                     Page 5 of 17 Pages


________________________________________________________________________________
1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):


         KKR-NXS L.L.C.
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY:



________________________________________________________________________________
4    SOURCE OF FUNDS:


        OO (See Item 3)
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION:


         Delaware
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                      4,416,181 (See Item 5)
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY            0
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                     4,416,181 (See Item 5)
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                     0
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:


          4,416,181 (See Item 5)
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):


         10.62% (See Item 5)
________________________________________________________________________________
14   TYPE OF REPORTING PERSON:


         OO
________________________________________________________________________________

CUSIP No. 032095 10 1                                     Page 6 of 17 Pages


________________________________________________________________________________
1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):


         KKR 1996 Fund L.P.
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY:



________________________________________________________________________________
4    SOURCE OF FUNDS:


        OO (See Item 3)
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION:


        Delaware
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                       16,322,247 (See Item 5)
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY              0
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                       16,322,247 (See Item 5)
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                       0
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:


          16,322,247 (See Item 5)
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):


         39.25% (See Item 5)
________________________________________________________________________________
14   TYPE OF REPORTING PERSON:


         PN
________________________________________________________________________________

CUSIP No. 032095 10 1                                     Page 7 of 17 Pages


________________________________________________________________________________
1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):


        KKR ASSOCIATES 1996 L.P.
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY:



________________________________________________________________________________
4    SOURCE OF FUNDS:


          OO (See Item 3)
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION:


           Delaware
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                         16,322,247 (See Item 5)
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY               0
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                         16,322,247 (See Item 5)
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                         0
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:


         16,322,247 (See Item 5)
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):


          39.25% (See Item 5)
________________________________________________________________________________
14   TYPE OF REPORTING PERSON:


          PN
________________________________________________________________________________

CUSIP No. 032095 10 1                                     Page 8 of 17 Pages


________________________________________________________________________________
1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):


        KKR 1996 GP LLC
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY:



________________________________________________________________________________
4    SOURCE OF FUNDS:


        OO (See Item 3)
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION:


        Delaware
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                        16,322,247 (See Item 5)
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY              0
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                        16,322,247 (See Item 5)
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                        0
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:


         16,322,247 (See Item 5)
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):


         39.25% (See Item 5)
________________________________________________________________________________
14   TYPE OF REPORTING PERSON:


         OO
________________________________________________________________________________

CUSIP No. 032095 10 1                                     Page 9 of 17 Pages


________________________________________________________________________________
1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):


         KKR PARTNERS II, L.P.
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY:



________________________________________________________________________________
4    SOURCE OF FUNDS:


        OO (See Item 3)
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION:


        Delaware
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                         142,972 (See Item 5)
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY               0
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                         142,972 (See Item 5)
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                         0
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:


           142,972 (See Item 5)
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):


           0.34% (See Item 5)
________________________________________________________________________________
14   TYPE OF REPORTING PERSON:


           PN
________________________________________________________________________________

CUSIP No. 032095 10 1                                     Page 10 of 17 Pages


________________________________________________________________________________
1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):


         KKR ASSOCIATIES (STRATA) L.P.
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY:



________________________________________________________________________________
4    SOURCE OF FUNDS:


         OO (See Item 3)
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION:


         Delaware
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                       142,972 (See Item 5)
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY             0
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                       142,972 (See Item 5)
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                       0
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:


        142,972 (See Item 5)
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):


        0.34% (See Item 5)
________________________________________________________________________________
14   TYPE OF REPORTING PERSON:


        PN
________________________________________________________________________________

CUSIP No. 032095 10 1                                     Page 11 of 17 Pages


________________________________________________________________________________
1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):


        STRATA LLC
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY:



________________________________________________________________________________
4    SOURCE OF FUNDS:


        OO (See Item 3)
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION:


        Delaware
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                       142,972 (See Item 5)
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY             0
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                       142,972 (See Item 5)
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                       0
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:


         142,972 (See Item 5)
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):


          0.34% (See Item 5)
________________________________________________________________________________
14   TYPE OF REPORTING PERSON:


          OO
________________________________________________________________________________

CUSIP No. 032095 10 1                                     Page 12 of 17 Pages




                        AMENDMENT NO. 2 TO SCHEDULE 13D

     The Statement on Schedule 13D, as previously amended (the "Schedule 13D"), relating to the common stock, par value $0.001 per share (the "Issuer Common Stock"), of Amphenol Corporation, a Delaware corporation (the "Issuer"), as previously filed by the Reporting Persons, consisting of NXS I, L.L.C. ("NXS"), KKR 1996 Fund L.P. ("KKR 1996 Fund"), KKR Associates (1996) L.P. ("KKR Associates 1996"), KKR 1996 GP L.L.C. ("KKR 1996 LLC") KKR Partners II, L.P. ("KKR Partners II"), KKR Associates (STRATA) L.P. ("KKR Associates"), NXS Associates L.P. ("NXS Associates"), KKR Associates (NXS) L.P. ("KKR Associates (NXS)"), and KKR-NXS L.L.C. ("KKR-NXS L.L.C.") is hereby amended and supplemented with respect to the items set forth below. Capitalized terms used without definition have the meanings ascribed to such terms in the
Schedule 13D.

Item 2.   Identity and Background.

     This statement is being filed jointly by NXS, KKR 1996 Fund, KKR Associates 1996, KKR 1996 LLC, KKR Partners II, KKR Associates, NXS Associates, KKR Associates (NXS), Strata LLC and KKR-NXS L.L.C. The agreement among the Reporting Persons relating to the joint filing of this statement is attached as Exhibit 1 hereto.

     The address of the principal business and office of each of NXS Associates, KKR Partners II and KKR 1996 Fund is 9 West 57th Street, New York, New York 10019.

     Each of NXS, KKR Associates (NXS) and KKR-NXS L.L.C. is principally engaged in the business of investing through partnerships in the Issuer and other companies. Each of KKR Associates, KKR Associates 1996, KKR 1996 LLC and Strata LLC is principally engaged in the business of investing through partnerships in the Issuer and other companies. The address of the principal business and office of each of NXS, KKR Associates (NXS), KKR Associates, Strata LLC, KKR-NXS L.L.C., KKR Associates 1996 and KKR 1996 LLC is 9 West 57th Street, New York, New York 10019.

     KKR 1996 Fund is the managing member of NXS. Messrs. Henry R. Kravis and George R. Roberts are the managing members of KKR-NXS L.L.C., KKR 1996 LLC and Strata LLC. Messrs. Kravis and Roberts are each United States citizens, and the present principal occupation or employment of each is as a managing member of KKR & Co. L.L.C., which is the general partner of Kohlberg Kravis Roberts & Co., L.P. ("KKR"). A private investment firm, the addresses of which are 9 West 57th Street, New York, New York 10019, 2800 Sand Hill Road, Suite 200, Menlo Park, California 94025 and Stirling Square, 7 Carlton Gardens, London, SW1Y 5AD, England. The other members of KKR-NXS L.L.C., KKR 1996 LLC and Strata LLC are Messrs. Robert I. MacDonnell, Paul E. Raether, Michael W. Michelson, James H. Greene, Jr., Michael T. Tokarz, Perry Golkin, Scott M. Stuart and Edward A. Gilhuly. The business address of each of Messrs. Kravis, Raether, Golkin, Tokarz and Stuart is 9 West 57th Street, New York, New York 10019; the business address of each of Messrs. Roberts, MacDonnell, Michelson and Greene is 2800 Sand Hill Road, Suite 200, Menlo Park, California 94025; the business address of Mr. Gilhuly is Stirling Square, 7 Carlton Gardens, London, SW1Y 5AD, England.

CUSIP No. 032095 10 1                                     Page 13 of 17 Pages


     During the last five years, neither the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the other persons named in this Item 2: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

     In connection with the Reporting Persons' initial acquisition of Issuer's securities, (i) borrowings of $750.0 million under a Senior Secured Credit Facility, with the institutions and on the terms set forth in Exhibit 2 attached hereto, (ii) the issuance of $240,000,000 aggregate principal amount of 9 7/8% Senior Subordinated Notes due 2007, on the terms set forth in Exhibits 3 and 4 attached hereto and (iii) the contribution of $342.31 million in equity by NXS Associates, KKR Partners II and KKR 1996 Fund were the sources of funds used. These amounts include funds for certain merger-related expenses that are expected to be paid in the future.

     In connection with the current transaction giving rise to the filing of this Schedule 13D, which was a sale of stock, there were no sources of funds used.

Item 4.   Purpose of Transaction.

     The Reporting Persons were realizing a return on their investment by selling a portion of their holdings in the Issuer.

     The Reporting Persons intend to review on a continuing basis their investment in the Issuer, and the Reporting Persons may decide to increase or decrease their investment in the Issuer depending upon the price and availability of the Issuer's securities, subsequent developments affecting the Issuer, the Issuer's business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors.

     Other than as described above, none of the Reporting Persons has any current plans or proposals that relate to or would result in any actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.   Interest in Securities of Amphenol.

     The Reporting Persons, along with various executive officers and directors of the Issuer, conducted a secondary public offering of 6,000,000 shares of the Issuer Common Stock in May 2000 (the "Secondary Offering"). In the Secondary Offering, the Reporting Persons offered 5,450,090 shares of Issuer Common Stock, decreasing its percentage of Issuer Common Stock beneficially owned from 63.52% to 50.21%.

     NXS transferred all 97,580 shares of Issuer Common Stock previously held by it to KKR 1996 Fund; accordingly, NXS is no longer a beneficial owner of Issuer Common Stock.

CUSIP No. 032095 10 1                                     Page 14 of 17 Pages


     Under the definition of "beneficial ownership" as set forth in Rule 13d-3 under the Securities Act of 1933, as amended (the "Act"), NXS Associates, KKR Partners II and KKR 1996 Fund, KKR Associates 1996, KKR 1996 LLC, KKR Associates, KKR Associates (NXS), Strata LLC, KKR-NXS L.L.C. may be deemed to beneficially own, as a group, the shares, constituting in the aggregate approximately 50.21% of the outstanding shares of Issuer Common Stock. The Reporting Persons do not affirm the existence of any such group. Individually, KKR 1996 Fund, KKR Partners II and NXS Associates own 16,322,347, 142,972 and 4,416,181 shares, respectively, of Issuer Common Stock. The 20,881,400 shares presently owned constitute 50.21% of the Issuer Common Stock following the Secondary Offering.

     KKR 1996 Fund, acting through its sole general partner, KKR Associates 1996, has the sole power to vote or direct the voting of, and to dispose or direct the disposition of, the shares of Issuer Common Stock which it owns directly. As a result, KKR Associates 1996 may be deemed to beneficially own any shares of Issuer Common Stock that KKR 1996 Fund may beneficially own or be deemed to beneficially own. NXS Associates, acting through its sole general partner, KKR Associates (NXS), has the sole power to vote or direct the voting of, and to dispose or direct the disposition of, the shares of Issuer Common Stock which it owns directly. As a result, KKR Associates (NXS) may be deemed to beneficially own any shares of Issuer Common Stock that NXS Associates may beneficially own or be deemed to beneficially own. KKR-NXS L.L.C., as sole general partner of KKR Associates (NXS), may be deemed to beneficially own any shares of Issuer Common Stock that KKR Associates (NXS) may be deemed to beneficially own. KKR Partners II, acting through its sole general partner KKR Associates, has the sole power to vote or direct the voting of, and to dispose or direct the disposition of, the shares of Issuer Common Stock that it owns directly. As a result, KKR Associates may be deemed to beneficially own any shares of Issuer Common Stock that KKR Partners II may beneficially own or be deemed to beneficially own. Strata LLC, as sole general partner of KKR Associates, may be deemed to beneficially own any shares of Issuer Common Stock that KKR Associates may be deemed to beneficially own. Each of Messrs. Kravis and Roberts, as managing members of KKR 1996 LLC and KKR-NXS L.L.C. and Strata LLC and each of Messrs. Robert I. MacDonnell, Paul E. Raether, Michael
W. Michelson, James H. Greene, Jr., Michael T. Tokarz, Perry Golkin, Scott M. Stuart and Edward A. Gilhuly, as the other members of KKR 1996 LLC, KKR-NXS L.L.C. and Strata LLC, may be deemed to beneficially own any shares of Issuer Common Stock that KKR 1996 LLC, KKR-NXS L.L.C. and Strata LLC, respectively may be deemed to beneficially own. Neither the filing of this Amendment No. 2 to the Reporting Persons' Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of Issuer Common Stock referred to in this paragraph for purposes of Section 13(d) of the Exchange Act or for any other purposes, and such beneficial ownership is expressly disclaimed.

     Except as set forth in this Item 5, to the best knowledge of each of the Reporting Persons as of the date hereof, (i) none of the Reporting Persons and no other person described in Item 2 hereof has beneficial ownership of, or has engaged in any transaction during the past 60 days in, any shares of Issuer Common Stock.

CUSIP No. 032095 10 1                                     Page 15 of 17 Pages


Item 6. Contracts, Arrangements or Understandings with respect to Securities of the Issuer.

     Except as set forth in this Statement, to the best knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another certain rights to the Reporting Persons with respect to the registration under the Act of Issuer Common Stock held by the Reporting Persons or their transferees.

Item 7.   Material to Be Filed as Exhibit.



Exhibit Number                Description

         1 Joint Filing Agreement, dated May 27, 1997, among NXS I, L.L.C., KKR 1996 Fund L.P., KKR Associates 1996 L.P., KKR 1996 GP LLC, KKR Partners II, L.P., KKR Associates (STRATA) L.P., NXS Associates, L.P., KKR Associates (NXS) L.P., Strata LLC and KKR-NXS L.L.C. relating to the filing of a joint statement on Schedule 13D, incorporated herein by reference to Exhibit 1 to
                              Schedule 13D/A as filed on May 28, 1997

         2 Credit Agreement, dated as of May 19, 1997, among the Issuer, the several lenders from time to time parties thereto and Bankers Trust Company as Administrative Agent, incorporated herein by reference to Exhibit 4 to Schedule 13D/A as filed on May 28, 1997

         3 Underwriting Agreement, dated as of May 13, 1997, among the Issuer and Donaldson, Lufkin &
                              Jenrette Securities Corporation and Chase
                              Securities Inc., incorporated herein by reference to Exhibit 2 to Schedule 13D/A as filed on May 28, 1997

         4 Indenture, dated as of May 19, 1997, between Issuer and IBJ Schroder Bank & Trust Company, as Trustee, incorporated herein by reference to
                              Exhibit 3 to Schedule 13D/A as filed on May 28,
                              1997

CUSIP No. 032095 10 1                                     Page 16 of 17 Pages


                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   NXS I, L.L.C.

                                   By KKR 1996 Fund L.P.,
                                            as Member
                                   By KKR ASSOCIATES 1996 L.P.,
                                            as General Partner
                                   By KKR 1996 GP LLC, as General Partner

                                   By:   /s/ William J. Janetschek
                                         -----------------------------------
                                         Name:  William J. Janetschek
                                         Title:  Attorney in Fact for Henry
                                                   R. Kravis


                                   KKR 1996 Fund L.P.

                                   By KKR ASSOCIATES 1996 L.P.,
                                        as General Partner

                                   By:   /s/ William J. Janetschek
                                         -------------------------------------
                                         Name:   William J. Janetschek
                                         Title:  Attorney in Fact for Henry
                                                   R. Kravis


                                   KKR ASSOCIATES 1996 L.P.
                                   By KKR 1996 GP LLC,
                                        as General Partner

                                   By:   /s/ William J. Janetschek
                                         -------------------------------------
                                         Name:   William J. Janetschek
                                         Title:  Attorney in Fact for Henry
                                                   R. Kravis



                                   KKR 1996 GP LLC

                                   By:   /s/ William J. Janetschek
                                         -------------------------------------
                                         Name:   William J. Janetschek
                                         Title:  Attorney in Fact for Henry
                                                   R. Kravis

CUSIP No. 032095 10 1                                     Page 17 of 17 Pages


                                   KKR PARTNERS II, L.P.

                                   By KKR ASSOCIATES (STRATA) L.P.,
                                          as General Partner

                                   By:   /s/ William J. Janetschek
                                         -------------------------------------
                                         Name:   William J. Janetschek
                                         Title:  Attorney in Fact for Henry
                                                  R. Kravis


                                    KKR ASSOCIATES (STRATA) L.P.

                                    By Strata LLC, as General Partner

                                    By:  /s/ William J. Janetschek
                                         -------------------------------------
                                         Name:   William J. Janetschek
                                         Title:  Attorney in Fact for Henry
                                                   R. Kravis


                                    STRATA LLC

                                    By:  /s/ William J. Janetschek
                                         -------------------------------------
                                         Name:   William J. Janetschek
                                         Title:  Attorney in Fact for Henry
                                                   R. Kravis


                                    NXS ASSOCIATES, L.P.

                                    By KKR ASSOCIATES (NXS) L.P.,
                                             as General Partner

                                    By:  /s/ William J. Janetschek
                                         -------------------------------------
                                         Name:   William J. Janetschek
                                         Title:  Attorney in Fact for Henry
                                                   R. Kravis


                                    KKR ASSOCIATES (NXS) L.P.

                                    By KKR-NXS L.L.C.,
                                         as General Partner

                                    By:  /s/ William J. Janetschek
                                         -------------------------------------
                                         Name:   William J. Janetschek
                                         Title:  Attorney in Fact for Henry
                                                   R. Kravis


                                    KKR-NXS L.L.C.

                                    By:  /s/ William J. Janetschek
                                         -------------------------------------
                                         Name:   William J. Janetschek
                                         Title:  Attorney in Fact for Henry
                                                   R. Kravis

Dated:  May 23, 2001